

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Tomer Izraeli
Chief Executive Officer
Polyrizon Ltd.
5Ha-Tidhar Street
Raanana, 4366507, Israel

>   **Re: Polyrizon Ltd.**
>   **Amendment No. 4 to Draft Registration Statement on Form F-1**
>   **Submitted May 27, 2022**
>   **CIK No. 0001893645**

Dear Mr. Izraeli:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.   We reissue comment 2. We note the added summary risk factor; however, it does not describe the risk that the FDA will reject your submission under the de novo pathway and require you to submit pursuant to a different pathway, which investors will not know prior to the offering. Revise to clarify.

Certain U.S. Federal Income Tax Considerations, page 137

2.   We note the revisions to this section. Revise to eliminate the term "certain," and the qualifiers that this is a "general summary" from the heading and the second full paragraph and throughout this section and revise the discussion to clarify that you have described the material U.S. federal tax consequences.

3.   Your revision in the introduction from "ordinary shares" to "equity securities" has been carried through to the summary risk factors on page 6 and the risk factor on page 51; however, it does not appear, from the disclosure in this section, that the summaries on pages 6 and 51 correctly describe the consequences to warrant holders, who are now part of "equity securities." Compare those sections to the disclosure on pages 139-140. Please revise the summary risk factor on page 6 and the risk factor on page 51, as well as any other applicable disclosure in the document affected by this change, or advise us why no revision is needed. Add a risk factor that addresses the separate risks posed by the warrants assuming you will be a PFIC for the most recent tax year and the different PFIC rules applying to the warrants. Highlight that risk in the summary risk factors. Finally, we note the disclosure, for example, on page 6, that the company believes it likely was a PFIC for federal tax purposes in 2021. It is now June 2022. Revise to clarify if that determination has been made.

    You may contact Li Xiao at (202) 551-4391 or Kevin Vaughn at (202) 551-3494 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.